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                             August 4, 2023

       David Leung
       Chief Executive Officer
       Euro Tech Holdings Company Limited
       Unit D, 18/F, Gee Chang Hong Centre
       65 Wong Chuk Hang Road
       Hong Kong

                                                        Re: Euro Tech Holdings
Company Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated July
27, 2023
                                                            File No. 000-22113

       Dear David Leung:

              We have reviewed your July 27, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       General

   1. We note your statement that you are "not owned or controlled by any governmental entity in any jurisdiction" in
connection with your required submission under paragraph
                                                        (a). Please
supplementally describe the materials that were reviewed and tell us whether you relied upon any
legal opinions or third party certifications such as affidavits as the basis for your
submission. In your response, please provide a similarly detailed discussion of the materials
reviewed and legal opinions or third party certifications relied upon in connection with the
required disclosures under paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For
 David Leung
Euro Tech Holdings Company Limited
August 4, 2023
Page 2
      instance, please tell us how the board members    current or prior
memberships on, or
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3.    We note that your proposed disclosures pursuant to Items 16I(b)(2),
(b)(3) and (b)(5) use
      the term    the Company.    It is unclear from the context of these
disclosures whether this
      term is meant to encompass you and all of your consolidated foreign operating entities or whether in some instances these terms refer solely to Euro Tech Holdings Company
      Limited as you only identify your subsidiaries pursuant to Item 16I(b)(4). Please note that
      Item 16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item
      16I(b) for you and all of your consolidated foreign operating entities.
       Please contact Tyler Howes at 202-551-3370 or Christopher Dunham at 202-551-3783
with any questions.



                                                           Sincerely,
FirstName LastNameDavid Leung
                                                           Division of
Corporation Finance
Comapany NameEuro Tech Holdings Company Limited
                                                           Disclosure Review
Program
August 4, 2023 Page 2
cc:       Richard Friedman, Esq.
FirstName LastName